================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 40-F

(Check One)

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934


      For fiscal year ended:                Commission File number: 000-27400



                            CINRAM INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)




              CANADA                                      3651                                  NOT APPLICABLE
(Province or Other Jurisdiction of            (Primary Standard Industrial             (I.R.S. Employer Identification
  Incorporation or Organization)        Classification Code Number, if applicable)          Number, if applicable)



                  2255 MARKHAM ROAD, TORONTO, ONTARIO, M1B 2W3
                                  416-298-8190
    (Address and Telephone Number of Registrant's principal executive office)



    CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, 13TH FLOOR, NEW YORK, NY 10011 (Name, Address and Telephone Number of Agent for Service in the United States)


Securities registered or to be registered pursuant to Section 12(b) of the Act: none

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:

[ ]  Annual Information Form       [ ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: NOT APPLICABLE

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to
the registrant in connection with such rule.   Yes [ ]     No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing
requirements in the past 90 days.   Yes [ ]      No   [X]

================================================================================

                            CINRAM INTERNATIONAL INC.
                       REGISTRATION STATEMENT ON FORM 40-F

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference the following Exhibits 1 through 18 as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby files Exhibit 19 as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby files Exhibits 5 and 6 as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 20 as set forth in the Exhibit Index attached hereto.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.   UNDERTAKING

          Cinram International Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to this Form 40-F or transactions in said securities.


B.   CONSENT TO SERVICE OF PROCESS

          Concurrently with the filing of this Form 40-F, the Registrant is filing with the SEC a Form F-X in connection with the securities registered pursuant to this Form 40-F.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: May 19, 2004                  CINRAM INTERNATIONAL INC.



                                    By:    /s/  Lewis Ritchie
                                           -------------------------------------
                                    Name:  Lewis Ritchie
                                    Title: Executive Vice-President Finance and
                                           Administration, Chief Financial
                                           Officer and Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------

  1. Annual Report to Shareholders for fiscal year 2002 (including management's discussion and analysis for fiscal year 2002)

  2. Annual Report to Shareholders for fiscal year 2003 (including management's discussion and analysis for fiscal year 2003)

  3.            Audited annual financial statements for fiscal year 2002

  4.            Audited annual financial statements for fiscal year 2003

  5. Supplemental Note to consolidated financial statements of the Registrant for the years ended December 31, 2002 and 2001, including a reconciliation of such financial statements to U.S.
                GAAP pursuant to Item 17 of Form 20-F, and the auditors' report related thereto

  6. Supplemental Note to consolidated financial statements of the Registrant for the years ended December 31, 2003 and 2002, including a reconciliation of such financial statements to U.S.
                GAAP pursuant to Item 17 of Form 20-F, and the auditors' report related thereto

  7.            Renewal Annual Information Form dated May 16, 2003

  8.            Annual Information Form dated May 10, 2004

  9.            Notice of Annual and Special Meeting of Shareholders and
                Management Proxy Circular for the Annual and Special Meeting of
                Shareholders held on June 13, 2003

  10.           Notice of Annual and Special Meeting of Shareholders and
                Management Proxy Circular for the Annual and Special Meeting of
                Shareholders held on June 16, 2004

  11. 2003 Third Quarter Report (including interim financial statements and management's discussion and analysis for the period ended September 30, 2003)

  12. 2003 Second Quarter Report (including interim financial statements and management's discussion and analysis for the period ended June 30, 2003)

  13. Amended 2003 First Quarter Report (including interim financial statements and management's discussion and analysis for the period ended March 31, 2003)

  14. 2004 First Quarter Report (including interim financial statements and management's discussion and analysis for the period ended March 31, 2004)

  15.           Material Change Report dated July 28, 2003

  16.           Press release dated October 24, 2003

  17.           Press release dated March 1, 2004

  18.           Press release dated March 9, 2004

  19.           Description of Share Capital

  20.           Consents of KPMG LLP